UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 8, 2015

QLT Inc.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-17082	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

887 Great Northern Way, Suite 250, Vancouver, B.C.

Canada, V5T 4T5

(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 707-7000

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01      Other Events

On June 8, 2015, QLT Inc., a corporation incorporated under the laws of British Columbia (“QLT”), issued a press release announcing that it has entered into a number of transaction agreements, including a definitive merger agreement (the “Merger Agreement”), dated June 8, 2015, with InSite Vision Incorporated, a Delaware corporation (“InSite Vision”), providing for the acquisition of InSite Vision by QLT, and, along with other co-investors, a definitive agreement (the “Share Purchase Agreement”), dated June 8, 2015, to make a $45 million equity investment in Aralez Pharmaceuticals plc (“Aralez”), an Irish-domiciled company to be created by a transaction announced earlier today that combines Tribute Pharmaceuticals Canada Inc. and POZEN, Inc.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Additional details regarding the terms of the transaction agreements, including the Merger Agreement and the Share Purchase Agreement, will be filed with the Securities and Exchange Commission (the “SEC”) at a later date.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, QLT expects to file a registration statement on Form S-4 with the SEC containing a proxy statement of InSite Vision that also constitutes a preliminary prospectus of QLT. After the registration statement is declared effective InSite Vision will mail a definitive proxy statement/prospectus to stockholders of InSite Vision. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that QLT or InSite Vision may file with the SEC and send to QLT’s and/or InSite Vision’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE VISION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by QLT or InSite Vision through the website maintained by the SEC at http://www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT’s website at www.qltinc.com under the heading “Investors” and then under the heading “Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5.  Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220.

QLT and InSite Vision and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  Forward looking statements include, but are not limited to, statements concerning the proposed transaction between QLT and InSite Vision, the proposed investment in Aralez and the other transactions discussed in the press release attached hereto as Exhibit 99.1 (collectively, the “Proposed Transactions”), including any statements regarding the expected timetable for completing the Proposed Transactions, the effect of the Proposed Transactions on QLT and the QLT stock, the potential benefits and synergies of the InSite Vision acquisition, the future potential of Aralez and any other statements regarding QLT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Proposed Transactions; the risk that a condition to closing the Proposed Transactions may not be satisfied; QLT’s ability to achieve the value creation contemplated by the Proposed Transactions; QLT’s ability to promptly, efficiently and effectively integrate InSite Vision’s operations into its own operations; the diversion of management time on the Proposed Transactions and uncertainties relating to QLT’s development plans, timing and results of the clinical development and commercialization of QLT and InSite Vision’s products and technologies. Additional information concerning these and other factors can be found in QLT’s and InSite Vision’s respective filings with the SEC, including QLT’s and InSite Vision’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. QLT assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Item 9.01      Financial Statements and Exhibits

(d)     Exhibits

Exhibit No.	Exhibit

99.1

Press Release, dated June 8, 2015, announcing, among other things, entry by QLT Inc. into a definitive merger agreement, dated June 8, 2015, with InSite Vision Incorporated, and entry by QLT Inc. into a definitive agreement, dated June 8, 2015, with Tribute Pharmaceuticals Canada Inc. and POZEN Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QLT INC.

By:	/s/ Geoffrey Cox
Name:	Geoffrey Cox
Title:	Interim Chief Executive Officer

Date: June 8, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1

Press Release, dated June 8, 2015, announcing, among other things, entry by QLT Inc. into a definitive merger agreement, dated June 8, 2015, with InSite Vision Incorporated, and entry by QLT Inc. into a definitive agreement, dated June 8, 2015, with Tribute Pharmaceuticals Canada Inc. and Pozen, Inc.